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                      FORM OF PRICING RECOMMENDATION LETTER

                             Date: November __, 2001


C. Paul Sandifur, Jr., President
Metropolitan Investment Securities, Inc.
601 West First Avenue

Spokane, Washington 99201

Re:  Pricing Recommendation of Roth Capital Partners, LLC
     Metropolitan Mortgage & Securities Co., Inc. Offering of up to $150,000,000 Variable Rate Cumulative Preferred Stock, Series E-7

Dear Mr. Sandifur:

     This letter will serve to confirm our engagement as a "qualified independent underwriter" as that term is defined in subparagraph (b)(15) of Rule 2720 to the NASD Conduct Rules, as amended ("Rule 2720").

     Based upon our review of the registration statement, and the performance of "due diligence" as required in subparagraph (c)(3) to Rule 2720, it appears that the price of $25.00 per share on the Variable Rate Cumulative Preferred Stock, Series E-7 (provided that the manner in which the computation of dividends are those set forth in Schedules A and B to the Agreement to Act as "Qualified Independent Underwriter" dated ________, 2001, which is filed as Exhibit 1.2 to the registration statement), is no higher than that which we would recommend.

     We hereby consent to the use of our name as a "qualified independent underwriter," in the Registration Statement filed by Metropolitan Mortgage & Securities Co., Inc. with respect to the above-referenced matter.


                                        Very truly yours,

                                        ROTH CAPITAL PARTNERS, LLC

                                        By:
                                           ----------------------------

CC: National Association of Securities Dealers, Inc.